UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

23 April 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

TNT's Annual General Meeting of Shareholders adopts dividend for 2006
20 April 2007

TNT to start share repurchase program of up to € 400 million
20 April 2007

20 April 2007

TNT's Annual General Meeting of Shareholders adopts dividend for 2006

TNT N.V. announced today that the Annual General Meeting of Shareholders (AGM) adopted the 2006 financial statements and determined the dividend over 2006 at € 0.73 per ordinary share, duly noting that € 0.26 per ordinary share had already been paid as an interim dividend. An amount of € 0.47 per ordinary share therefore remains as final dividend, which shall be made payable on 2 May 2007.

Furthermore the AGM adopted the following resolutions:

-	Appointment of Mrs. M. Harris as member of the Supervisory Board
-	Re-appointment of Messrs. R. Dahan, V. Halberstadt and W. Kok as members of the Supervisory Board
-	Extension of the authority of the Board of Management to issue ordinary shares until 20 October 2008
-	Extension of the authority of the Board of Management to limit or exclude the preemptive right to the issuance of ordinary shares until 20 October 2008
-	The authorisation of the Board of Management to acquire own shares to a maximum of 10% of the issued capital until 20 October 2008
-	Reduction of the issued capital through cancellation of 30,947,707 ordinary shares and through cancellation of ordinary shares to be repurchased under the new purchase program, announced on 26 February 2007 and starting on 23 April 2007
-	Amendments of the Articles of Association, pursuant to which rights attached to the special share will lapse.

The AGM re-appointed Messrs. R. Dahan, V. Halberstadt and W. Kok members of the Supervisory Board. The AGM appointed Mrs. M. Harris as new member of the Supervisory Board. Mrs. Harris, a British national, has had a successful career, notably at McKinsey & Company. Her international experience and expertise in the business world, particularly in Asia, will be of great value to TNT. The Supervisory Board announced that Mr J.M.T. Cochrane will resign as per 31 July 2007 and, Mr. R.J.N. Abrahamsen as per the closure of the Annual General Meeting of Shareholders in 2008, according to the re-appointment schedule.

The AGM also extended the authority of the Board of Management to issue ordinary shares. This authority shall be limited to a maximum of 10% of the issued capital plus a further 10% of the issued capital in case an issue takes place in relation to a merger or an acquisition. The same applies to the authority of the Board of Management to limit or exclude the pre-emptive right to the issuance of ordinary shares.

The proposal to extent the authority of the Board of Management to issue preference shares B was rejected. The authority to issue preference shares B will therefore end on 20 October 2007. This rejection does not affect the call option of the Foundation Protection TNT to acquire preference shares B.

Furthermore, the AGM authorized the Board of Management to acquire own shares to a maximum of 10% of the issued share capital.

The AGM decided upon the reduction of the issued capital through cancellation of 30,947,707 ordinary shares repurchased by TNT N.V., increased with the ordinary shares that TNT N.V. will repurchase in respect of the new repurchase program announced on 26 February 2007.

Finally, the AGM adopted the proposals to amend the articles of association. Based thereon the rights attached to the special share will lapse since this share will be converted into an ordinary share. Also the period in which a proposal to cancel preference shares B is made to the AGM will be shortened from 24 months to 12 months.

20 April 2007

TNT to start share repurchase program of up to € 400 million

TNT N.V. today announced it will start on Monday 23 April 2007 the share repurchase program of up to € 400 million. The program follows the completion of the sale of its freight management business and will be executed by ABN AMRO Bank NV. TNT intends to cancel the ordinary shares acquired through the repurchase program.

Given the share buyback value of up to € 400 million, the maximum number of ordinary shares to be repurchased under this program will be around 11.8 million, calculated on the basis of the last trade prior to this announcement. The share buyback will start on 23 April 2007 and will end after 5 months unless, amongst other conditions, prior to such date:

-  The aggregate value of shares acquired by TNT since the start of this buyback would attain the € 400 million;
-  Ten percent of the outstanding ordinary shares have been repurchased, including any ordinary shares already held by the company.

The maximum consideration to be paid per ordinary share under the repurchase program is the higher of the price of the last independent trade in TNT shares and the highest current independent bid price on the trading venues where the purchase is carried out. Furthermore, this price will not exceed the normal trade price plus ten percent. The normal trade price is the average closing price during the five trading days prior to the day of purchase. Not more than 25 percent of volume on any one day on which the purchase is carried out, or more than 25 percent of the average daily volume of the ordinary shares will be repurchased in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is based on the average daily volume traded in the 20 trading days preceding the date of purchase. TNT's General Meeting of Shareholders has extended the authorization of the Board of Management to repurchase ordinary shares until 20 October 2008.

About TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported € 10.1 billion in revenues and an operating income of € 1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 23 April 2007